SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Red Robin Gourmet

Burgers, Inc.

(Name of Issuer)

Common Stock, par value

$0.001 per share

(Title of Class of Securities)

75689M101

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell L. Leaf

Michael E. Brandt

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75689M101	13D	Page 2 of 9
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,108,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,108,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75689M101	13D	Page 3 of 9
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,108,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,108,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14) TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 75689M101	13D	Page 4 of 9
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
1,108,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
1,108,000 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
(14) TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.001 per share (the “Common Stock”), of Red Robin Gourmet Burgers, Inc. Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6312 S. Fiddler’s Green Circle, Suite 200N, Greenwood Village, Colorado, 80111.

Item 2.	Identity and Background

(a)	Name

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);

(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital; and

(iii)	Brian Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital.

Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

(b)	Residence or Business Address

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 206, Orlando, FL 32819.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Vintage Capital is acting as an investment manager.

The principal business of Kahn Capital is acting as a member of Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Vintage Capital and Kahn Capital.

(d)	Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Kahn is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 1,108,000 shares of Common Stock acquired was approximately $35,379,826 (including brokerage commissions and transaction costs).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or board of directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on May 9, 2019, the Reporting Persons beneficially owned 1,108,000 shares of Common Stock, representing approximately 8.5% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership of Common Stock is based on 12,968,145 shares of Common Stock outstanding as of March 1, 2019, as reported in the Proxy Statement on Schedule 14A of the Issuer filed with the Securities Exchange Commission on April 10, 2019.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the Reporting Persons attached as Exhibit 1 and other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as Exhibits:

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2019

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on May 9, 2019. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Vintage Capital Management, LLC	04/24/2019	Purchase of Common Stock	3,200	$30.25
Vintage Capital Management, LLC	04/25/2019	Purchase of Common Stock	6,500	$30.7338[1]
Vintage Capital Management, LLC	04/26/2019	Purchase of Common Stock	25,000	$31.7649[2]
Vintage Capital Management, LLC	04/29/2019	Purchase of Common Stock	27,220	$32.2940[3]
Vintage Capital Management, LLC	04/30/2019	Purchase of Common Stock	188,490	$32.1666[4]
Vintage Capital Management, LLC	05/01/2019	Purchase of Common Stock	78,949	$32.1281[5]
Vintage Capital Management, LLC	05/02/2019	Purchase of Common Stock	43,138	$32.4037[6]
Vintage Capital Management, LLC	05/06/2019	Purchase of Common Stock	19,600	$33.8307[7]
Vintage Capital Management, LLC	05/07/2019	Purchase of Common Stock	27,216	$33.6975[8]
Vintage Capital Management, LLC	05/08/2019	Purchase of Common Stock	13,303	$33.7293[9]
Vintage Capital Management, LLC	05/09/2019	Purchase of Common Stock	67,384	$32.625[10]

1 This transaction was executed in multiple trades at prices ranging from $30.71 to $30.79. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

2 This transaction was executed in multiple trades at prices ranging from $31.32 to $31.91. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

3 This transaction was executed in multiple trades at prices ranging from $32.05 to $32.58. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

4 This transaction was executed in multiple trades at prices ranging from $31.59 to $32.30. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

5 This transaction was executed in multiple trades at prices ranging from $31.80 to $32.35. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

6 This transaction was executed in multiple trades at prices ranging from $32.21 to $32.57. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

7 This transaction was executed in multiple trades at prices ranging from $33.545 to $33.91. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

8 This transaction was executed in multiple trades at prices ranging from $33.475 to $33.81. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

9 This transaction was executed in multiple trades at prices ranging from $33.525 to $33.83. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

10 This transaction was executed in multiple trades at prices ranging from $33.30 to $34.77. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the issuer or a security holder of the issuer full information regarding the number of shares and prices at which the transaction was effected.

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement.

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